Exhibit 99.1

Dreamland Limited’s Subsidiary Trendic International Limited and LinkFung Innovation Limited Enter Into MOU to Explore Development, Implementation, and Deployment of a Comprehensive AI-Powered Intelligent Image Library Platform

HONG KONG, May 12, 2026 (GLOBE NEWSWIRE) – Dreamland Limited (Nasdaq: TDIC) (the “Company” or “Dreamland”), an event management service provider specializing in assisting event organizers in organizing, today announced that its subsidiary, Trendic International Limited, has entered into a non-binding strategic memorandum of understanding (“MoU”) with LinkFung Innovation Limited (“LinkFung”), a Hong Kong-based technology firm specializing in high-end AI development, cloud infrastructure, and data management.

This collaboration aims to deliver a new generation of digital infrastructure integrating cloud networks, database systems and AI-Powered Intelligent services.

By integrating LinkFung Innovation’s advanced AI capabilities, including real-time face detection, automated content tagging, and intelligent image filtering, Dreamland, through its subsidiary Trendic International Limited, aims to explore the development, implementation and deployment of a comprehensive AI-powered intelligent image library platform integrating advanced artificial intelligence features, scalable cloud infrastructure, and a robust database system.

As part of this collaboration, Trendic International Limited and LinkFung plan to explore the development of a comprehensive AI-powered intelligent image library platform that incorporates advanced artificial intelligence features, including:

1.	Face Detection

●	Real-time and batch processing for face detection, recognition, tagging, and grouping.
●	Optional demographic and emotion estimation, subject to applicable laws

2.	Video / Photo AI Hashtag Decode

●	Automatic AI-driven content analysis, hashtag generation, metadata extraction, and contextual tagging.
●	Scene, object, activity, and sentiment recognition.

3.	Image Filtering

●	Intelligent content-based filtering, moderation, aesthetic quality scoring, duplicate detection, and enhancement recommendations.
●	Custom AI and rule-based filtering.

4.	Cloud Infrastructure

●	Scalable, secure, and cost-optimized cloud architecture
●	Auto-scaling, load balancing, CDN, backup, disaster recovery, monitoring, logging, and alerting systems.

5.	Database System

●	High-performance database solution supporting structured metadata, unstructured media, and vector embeddings for AI search/recommendations.
●	Data encryption, secure indexing, backup, and archiving.

supported by a scalable cloud infrastructure and a high-performance database system supporting vector embeddings for AI search and recommendations.

The total project duration is estimated at twelve (12) months from the commencement date, with all intellectual property rights in the deliverables created specifically for the project vesting in Trendic International Limited, a subsidiary of Dreamland, upon full payment.

While the MoU contains legally binding provisions regarding Intellectual Property, Confidentiality, and Data Protection, it remains a statement of the Parties’ intentions and is generally non-binding with respect to the consummation of any definitive transaction. There can be no assurance that the parties will execute a formal service agreement, or that the contemplated project will be completed on the terms described, or at all.

“This cooperation is expected to be a pivotal milestone for Trendic’s expansion into AI sector,” said Ms. Seto Wai Yue, Director and Chief Executive Officer of the Company. “By integrating LinkFung Innovation’s AI-Powered Intelligent, we plan to enhance our portfolio with high-value, AI-enabled intelligence. We believe this allows us to optimize cost structures while delivering next-generation connectivity to the global economy.”

“We are honored to partner with Trendic International to accelerate the development of AI digital infrastructure,” added by representative of LinkFung Innovation. “we aim to unlock a new era where AI, Cloud, data base, and AI power inclusive digital economies across emerging markets.”

About LinkFung Innovation Limited

LinkFung Innovation is a Hong Kong-based technology company specializing in the development of advanced artificial intelligence solutions and scalable digital infrastructure. LinkFung Innovation focuses on integrating AI-driven analytics, such as facial recognition, computer vision, and machine learning with robust cloud architecture to help businesses digitize and optimize media assets. Through LinkFung Innovation expertise in high-performance database systems and vector embeddings, LinkFung Innovation enables organizations to implement sophisticated search, content moderation, and automated metadata extraction capabilities

About Dreamland Limited

Dreamland Limited is an event management service provider specializing in assisting event organizers in organizing, planning, promoting and managing themed tour walk-through experience events for IP owners of characters in well publicized animated cartoons and/or live action theatrical motion pictures.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For further information, please contact:

Dreamland Limited

Tel: (852) 5628 6281

Email: info@trendicint.com